VIA EDGAR AND OVERNIGHT DELIVERY

March 28, 2008

Mr. Jay Webb

Reviewing Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, D.C. 20549

Re:	KEMET Corporation
Form 10-K for the fiscal year ended March 31, 2007
Filed May 30, 2007
File No. 1-15491

Dear Mr. Webb:

This letter is being sent in response to your letter dated March 13, 2008, regarding the above subject.  We have addressed below each of the two items raised in your letter in the same order presented.  For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.

Form 8-K dated January 29, 2008

1.  Staff’s Comments:  We note that you present your non-GAAP measures in the form of an income statement adjusted for special charges.  This format may be confusing to investors as it reflects several non-GAAP measures, including (and not necessarily limited to) non-GAAP SG&A, non-GAAP restructuring charges, non-GAAP operating income, non-GAAP tax expense, non-GAAP net income (loss) and non-GAAP net income (loss) per common share.  In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format.  Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

•                  To eliminate investor confusion, please remove the non-GAAP consolidated statement of operations from all future filings and instead disclose only those non-GAAP measures specifically used by management that you wish to highlight for investors, with the appropriate reconciliations.

•                  Please note that in the event that your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission.  At that time, we may request an amendment to the Form 8-K.

Company’s Response:  In future filings, we will remove the non-GAAP consolidated statements of operations, and instead disclose only those non-GAAP measures specifically used by management that we wish to highlight for investors, in each case with appropriate reconciliations and explanations.  The Staff’s Comment with respect to the possible need for an amendment to the Form 8-K in the event it is incorporated by referenced in a 1933 Act registration statement is duly noted, and should this occur, we will consult with the Commission prior to any such filing to determine whether the Commission has any additional questions or comments relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission.

2.  Staff’s Comments:  In addition, we note that you refer to your non-GAAP information as “pro forma” results.  The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X.  Please revise your presentation in future filings to omit the pro forma terminology when referring to your non-GAAP information.

Company’s Response:  In future filings, we will revise our presentation to omit the pro forma terminology when referring to non-GAAP information.

This letter will acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If additional information is needed at this time, please do not hesitate to let me know.

Sincerely,

/s/ David E. Gable
David E. Gable
Executive Vice President and
Chief Financial Officer